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Exhibit (a)(13)

[North Coast Energy Inc. Letterhead]

January 6, 2004

TO:    Certain North Coast Energy, Inc. Stockholders:

        You recently received an Offer to Purchase your shares of North Coast Energy, Inc. common stock. The records of American Stock Transfer & Trust Company, our transfer agent, indicate that the shares of North Coast Energy, Inc. that you hold of record were issued on or before May 12, 1999. Effective June 7,1999, the Company declared a one-for-five reverse stock split. Stockholders of record at the close of business on May 12, 1999 were asked to tender their old stock certificates and new certificates reflecting the reverse split were issued.

        Because your shares were issued on or before May 12, 1999, the stock certificate(s) you hold do not reflect the reverse stock split. Therefore, to determine the actual number of shares you are eligible to tender to the Purchaser, divide the number of shares shown on your stock certificate(s) by five, and round up to the nearest whole share.

        Please feel free to contact our Stockholder Services Department at (330) 487-6501 or American Stock Transfer & Trust Company Shareholder Services at (877) 777-0800 if you have questions or want additional information.

Sincerely,

NORTH COAST ENERGY, INC.

Stockholder Services

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  Exhibit (a)(13)